Exhibit 99.1

URBAN TEA, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

	December 31, 2019	June 30, 2019
	(unaudited)
ASSETS
Cash	$1,801,180	$4,668,745
Short-term investments	1,924,458	4,078,244
Trade receivables	155,209	128,847
Inventories	1,534,997	114,533
Prepayments	11,550	58,764
Loan due from a third party	2,326,583	-
Due from a related party	6,033	-
Other current assets	175,162	249,155
Total current assets	7,935,172	9,298,288

Long-term investments	105,000	-
Goodwill	8,073,011	-
Property and equipment, net	1,483,181	604,095
Deposits for plant, property and equipment	906,351	665,380
Intangible assets	74,831	73,854
Right of use assets	1,189,294	-
Other noncurrent assets	143,731	204,932

Total Assets	$19,910,571	$10,846,549

LIABILITIES AND EQUITY
Trade payable	$53,029	$91,202
Unearned income	162,634	40,849
Other current liabilities	136,590	129,983
Lease liabilities, current	391,665	-
Warrants liabilities	1,417,318	1,432,648
Total current liabilities	2,161,236	1,694,682

Lease liabilities, noncurrent	781,661	-
Total Liabilities	2,942,897	1,694,682

Shareholders’ Equity
Ordinary shares, $0.0001 par value share, 150,000,000 shares authorized 36,180,314 and 26,180,314 shares issued and outstanding at December 31, 2019 and June 30, 2019, respectively	3,618	2,618
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	21,024,612	17,625,612
Accumulated deficit	(9,509,907)	(8,174,141)
Accumulated other comprehensive loss	(221,070)	(302,222)
Total Urban Tea, Inc.’s Shareholders’ Equity	11,297,253	9,151,867

Non-controlling interests	5,670,421	-
Total Liabilities and Equity	$19,910,571	$10,846,549

See notes to the unaudited condensed consolidated financial statements

URBAN TEA, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollars, except share and per share data)

	For the Six Months Ended December 31,
	2019	2018

Revenue	$418,219	$51,189
Cost of revenues	(300,124)	(18,954)
Gross profit	118,095	32,235

Operating expenses
General and administrative expenses	(1,597,112)	(320,916)
Total operating expenses	(1,597,112)	(320,916)

Other income, net
Interest income	49,395	366
Change in fair value of warrants	15,330	-
Other income	73,531	-
Total other income, net	138,256	366

Net loss from continuing operations before income taxes	(1,340,761)	(288,315)

Income tax expenses	-	-
Net loss from continuing operations	(1,340,761)	(288,315)

Net loss from discontinued operations	-	(8,484,517)

Net loss	(1,340,761)	(8,772,832)

Less: Net loss attributable to non-controlling interests	4,995	-

Net loss attributable to Urban Tea, Inc.’s Shareholders	(1,335,766)	(8,772,832)

Other comprehensive income
Foreign currency translation adjustment	81,152	816,822

Comprehensive loss	(1,259,609)	(7,956,010)
Less: Comprehensive loss attributable to non-controlling interests	4,995	-
Comprehensive loss attributable to Urban Tea, Inc.’s Shareholders	$(1,254,614)	$(7,956,010)

Loss per share- basic and diluted	$(0.04)	$(0.66)
Net loss per share from continuing operations – basic and diluted	$(0.04)	$(0.02)
Net loss per share from discontinued operations – basic and diluted	$-	$(0.64)

Weighted Average Shares Outstanding-Basic and Diluted	31,289,010	13,324,716

See notes to the unaudited condensed consolidated financial statements

URBAN TEA, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(Expressed in U.S. dollars, except share data)

	Equity attributable to Urban Tea, Inc.’s shareholders
	Share capital		Additional		Accumulated other	Non-
	Ordinary		paid-in	Accumulated	comprehensive	controlling
	share	Amount	capital	deficit	(loss) income	Interest	Total

Balance as of July 1, 2018	12,660,314	$1,266	$57,187,910	$(83,279,164)	$3,282,702	$-	$(22,807,286)
Issuance of ordinary shares for professional services	150,000	15	122,985	-	-	-	123,000
Issuance of ordinary shares for private placement	2,500,000	250	1,374,750	-	-	-	1,375,000
Net loss for the period	-	-	-	(8,772,832)	-	-	(8,772,832)
Foreign currency translation adjustment	-	-	-	-	816,822	-	816,822

Balance as of December 31, 2018	15,310,314	$1,531	$58,685,645	$(92,051,996)	$4,099,524	$-	$(29,265,296)

Balance as of July 1, 2019	26,180,314	$2,618	$17,625,612	$(8,174,141)	$(302,222)	$-	$9,151,867
Issuance of ordinary shares in connection with acquisition of a subsidiary	10,000,000	1,000	3,399,000	-	-	5,675,416	9,075,416
Net loss for the period	-	-	-	(1,335,766)	-	(4,995)	(1,340,761)
Foreign currency translation adjustment	-	-	-	-	81,152	-	81,152

Balance as of December 31, 2019	36,180,314	$3,618	$21,024,612	$(9,509,907)	$(221,070)	$5,670,421	$16,967,674

See notes to the unaudited condensed consolidated financial statements

URBAN TEA, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except share data)

	For the Six Months Ended December 31,
	2019	2018
Cash Flows from Operating Activities:
Net loss	$(1,340,761)	$(8,772,832)
Less: net loss from discontinued operations	-	(8,484,517)
Net loss from continuing operations	(1,340,761)	(288,315)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Reversal of provision for doubtful accounts	(1,423)	-
Depreciation of property and equipment	68,941	-
Amortization of intangible assets	6,625	219
Net loss from disposal of property and equipment	1,025	-
Amortization of right of use assets	152,788	-
Change in fair value of warrants	(15,330)	-
Share based compensation expenses	-	123,000
Changes in assets and liabilities:
Trade receivables	7,766	(4,738)
Inventories	(33,261)	(38,203)
Prepayments	45,953	-
Other current assets	99,815	(65,759)
Other noncurrent assets	57,784	(29,141)
Trade payable	(50,325)	3,052
Unearned income	(44,613)	-
Other current liabilities	46,487	148,720
Lease liabilities	(153,036)	-
Net cash used in operating activities from continuing operations	(1,151,565)	(151,165)
Net cash provided by operating activities from discontinued operations	-	350,515
Net cash (used in) provided by operating activities	(1,151,565)	199,350

Cash Flows from Investing Activities:
Investment in asset acquisition	-	(240,542)
Purchases of property and equipment	(220,849)	(9,455)
Payment of deposits in property and equipment	(247,897)	-
Proceeds from disposal of property and equipment	740	-
Purchases of intangible assets	-	(26,241)
Collection of short-term investments	1,244,736	-
Investment in an equity investee	(105,000)	-
Acquisition of a subsidiary, net of cash acquired	(2,369,768)	-
Cash in connection with discontinued operations	-	276,689
Net cash (used in) provided by investing activities from continuing operations	(1,698,038)	451
Net cash used in investing activities from discontinued operations	-	(501,118)
Net cash used in by investing activities	(1,698,038)	(500,667)

Cash Flows from Financing Activities:
Cash raised in private placement of ordinary shares	-	1,375,000
Net cash provided by financing activities from continuing operations	-	1,375,000
Net cash used in financing activities from discontinued operations	-	(123,916)
Net cash provided by financing activities	-	1,251,084

Effect of exchange rate changes on cash and cash equivalents	(17,962)	11,226

(Decrease) Increase in cash and cash equivalents	(2,867,565)	960,993

Cash and cash equivalents at beginning of period	4,668,745	-
Cash and cash equivalents at end of period	$1,801,180	$960,993

Supplemental disclosures of cash flow information:
Interest paid	$-	$-
Tax paid	$-	$-

Major non-cash transactions:
Issuance of ordinary shares for professional services	$-	$123,000
Issuance of ordinary shares for acquisition of a subsidiary	$3,400,000	$-
Right-of-use assets obtained in exchange for operating lease obligations	$1,360,822	$-
Loan due from a third party transferred from short-term investments	$2,304,541	$-

See notes to the unaudited condensed consolidated financial statements

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Urban Tea, Inc., Inc. (formerly known as Delta Technology Holdings Limited) (“MYT” or the “the Company”), is a holding company that was incorporated on November 28, 2011, under the laws of the British Virgin Islands. On February 14, 2019, the Company changed its name to Urban Tea, Inc., Inc.

The Company owns 100% equity interest in NTH Holdings Limited (“NTH BVI”), an entity incorporated on August 28, 2018 in accordance with the laws and regulations in British Virgin Islands (“BVI”). NTH BVI owns 100% equity interest in Tea Language Group Limited (“NTH HK”), an entity incorporated on September 11, 2018 in accordance with the laws and regulations in Hong Kong (“HK”). On October 19, 2018, the Company, through NTH HK, established Mingyuntang (Shanghai) Tea Co. Ltd.  (“Shanghai MYT”), as a Wholly Foreign-Owned Enterprise (“WFOE”) in the People’s Republic of China (“PRC”).

The Company previously was engaged in the manufacturing and sale of organic compounds. The Company discontinued the manufacturing and sale of organic compounds business in April 2019. Currently, the Company conducts its business through two variable interest entities (“VIEs”), Hunan Mingyuntang Brand Management Company (“Hunan MYT”) and Hunan 39 PU Tea Co., Ltd. (“39Pu”). Hunan Mingyuntang is primarily engaged in specialty tea product distribution and retail business by providing high-quality tea beverages through its tea shop chains and 39Pu is engaged in dark tea distribution in the People’s Republic of China (“PRC”).

On November 19, 2018, Shanghai MYT entered into a series of variable interest entity agreements (“Hunan MYT VIE Agreements”) with Hunan MYT and Peng Fang, the sole shareholder of Hunan MYT. The Hunan MYT VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Hunan MYT, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan MYT. The purpose of the Hunan MYT VIE Agreements is solely to give Shanghai MYT the exclusive control over Hunan MYT’s management and operations.

On October 2, 2019, Shanghai MYT entered into a series of variable interest entity agreements (“39Pu VIE Agreements”) with 39Pu and three shareholders who collectively owned 51% equity interest in 39Pu. The 39Pu VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the controlling equity holder of 39Pu, including absolute control rights and the rights to the management, operations, assets, property and revenue of 39Pu. The purpose of the 39Pu VIE Agreements is solely to give Shanghai MYT the exclusive control over 39Pu’s management and operations. In exchange for the controlling interest in 39Pu, the Company is obliged to pay a cash consideration of $2.4 million and a share consideration of 10,000,000 ordinary shares of the Company, no par value (“Ordinary Shares”). In addition, a contingent cash consideration of $0.6 million and share consideration of 4,000,000 Ordinary Shares will be delivered to the three shareholders according to the earn-out payment based on the financial performance of 39 Pu in its next fiscal year. On October 17 and 28, 2019, the Company paid share consideration of 10,000,000 Ordinary Shares and the cash consideration of $2.4 million, respectively.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The accompanying consolidated financial statements reflect the activities of Hunan Mingyuntang, 39Pu and each of the following holding entities:

Name	Background	Ownership
Delta Technology Holdings USA Inc. (“Urban Tea USA”)	● A US company ● Incorporated on May 22, 2018 ● A holding company	100% owned by the Company
NTH BVI	● A BVI company ● Incorporated on August 28, 2018 ● A holding company	100% owned by the Company
NTH HK	● A Hong Kong company ● Incorporated on September 11, 2018 ● A holding company	100% owned by NTH BVI
Shanghai MYT	● A PRC company and deemed a wholly foreign owned enterprise (“WOFE”) ● Incorporated on October 19 ● Registered capital of $1 million ● A holding company	WOFE, 100% owned by NTH HK
Hunan MYT

●      A PRC limited liability company

●      Incorporated on October 17, 2018

●      Registered capital of $4,330,590 (RMB 30 million)

●      Engaged in specialty tea product distribution and retail business by provision of high-quality tea beverages in its tea shop chain

100% VIE of Shanghai MYT
39Pu	● A PRC limited liability company ● Incorporated on April 14, 2011 ● Registered capital of $3,522,424 (RMB 20.9 million) with registered capital fully paid-up ● Engaged in dark tea distribution	51% VIE of Shanghai MYT

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principle of consolidation

The unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The unaudited interim financial information as of December 31, 2019 and for the six months ended December 31, 2019 and 2018 have been prepared without audit, pursuant to the rules and regulations of the SEC and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with U.S. GAAP, have been omitted pursuant to those rules and regulations. As of December 31, 2019, the Company had two VIEs – Hunan MYT and 39Pu. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended June 30, 2019, which was filed with the SEC on October 25, 2019.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present a fair statement of the Company’s unaudited financial position as of December 31, 2019, its unaudited results of operations for the six months ended December 31, 2019 and 2018, and its unaudited cash flows for the six months ended December 31, 2019 and 2018, as applicable, have been made. The unaudited interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods.

(b)	Consolidation of Variable Interest Entity

Material terms of the Hunan MYT VIE Agreements and 39Pu VIE Agreements are described below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreements, Shanghai MYT and 39Pu each provides Hunan MYT with technical support, consulting services and management services on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Hunan MYT and 39Pu each granted an irrevocable and exclusive option to Shanghai MYT to purchase from each of Hunan MYT and 39Pu, any or all of Hunan MYT’s and 39Pu assets at the lowest purchase price permitted under the PRC laws. Should Shanghai MYT exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Hunan MYT and 39Pu by Shanghai MYT under the agreement, Shanghai MYT is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, plus amount of the services fees or ratio decided by the board of directors of Shanghai MYT based on the value of services rendered by Shanghai MYT and the actual income of Hunan MYT and 39Pu from time to time, which is substantially equal to all of the net income of Hunan MYT and 51% of net income of 39Pu, respectively.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by Shanghai MYT with 30-day prior written notice. Hunan MYT or 39Pu does not have the right to terminate the agreement unilaterally. Shanghai MYT may unilaterally extend the term of this agreement with prior written notice.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation of Variable Interest Entity (continued)

Exclusive Option Agreement

Under the Exclusive Option Agreement between Peng Fang and Shanghai MYT, irrevocably granted Shanghai MYT (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Hunan MYT. The option price is equal to the capital paid in by Peng Fang subject to any appraisal or restrictions required by applicable PRC laws and regulations.

Under the Exclusive Option Agreement between three shareholders of 39Pu and Shanghai MYT, the three shareholders irrevocably granted Shanghai MYT (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in 39Pu. The option price is equal to the capital paid in by the three shareholders subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement remains effective for a term of ten years and may be renewed at Shanghai MYT’s election.

Share Pledge Agreement

Under the Share Pledge Agreement, Peng Fang and the three shareholders of 39Pu each pledged all of their equity interests in Hunan MYT and 39Pu to Shanghai MYT to guarantee the performance of Hunan MYT’s and 39Pu’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, in any event of default, as set forth in the Share Pledge Agreement, including that Hunan MYT or Peng Fang, 39Pu or the three shareholders breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Shanghai MYT, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of the pledged equity interest in accordance with applicable PRC laws. Shanghai MYT shall have the right to collect any and all dividends declared or generated in connection with the equity interest during the term of pledge.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Hunan MYT and 39Pu, respectively. Shanghai MYT shall cancel or terminate the Share Pledge Agreement upon Hunan MYT’s and 39Pu’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

Timely Reporting Agreement

To ensure Hunan MYT and 39Pu promptly provide all of the information that Shanghai MYT and the Company need to file various reports with the SEC, a Timely Reporting Agreement was entered between Shanghai MYT, and Hunan MYT and 39Pu, respectively. Under the Timely Reporting Agreement, Hunan MYT and 39Pu each agreed that it is obligated to make its officers and directors available to the Company and promptly provide all information required by the Company so that the Company can file all necessary SEC and other regulatory reports as required.

Although it is not explicitly stipulated in the Timely Reporting Agreement, the parties agreed its term shall be the same as that of the Exclusive Business Cooperation Agreement.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation of Variable Interest Entity (continued)

Power of Attorney

Under the Power of Attorney, Peng Fang and the three shareholders of 39Pu each authorized Shanghai MYT to act on her behalf as her exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Hunan MYT and 39Pu, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Hunan MYT and 39Pu.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as Peng Fang is a shareholder of Company.

The VIE Agreements became effective immediately upon their execution.

VIE is an entity that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Shanghai MYT is deemed to have a controlling financial interest and be the primary beneficiary of Hunan MYT and 39Pu, because it has both of the following characteristics:

1.	power to direct activities of a VIE that most significantly impact the entity’s economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

Pursuant to the VIE Agreements, Hunan MYT and 39Pu pay service fees equal to 100% and 51% of its net income to Shanghai MYT, respectively. At the same time, Shanghai MYT is entitled to receive 100% and 51% of expected residual returns from Hunan MYT and 39Pu, respectively. The VIE Agreements are designed so that Hunan MYT and 39Pu operate for the benefit of the Company. Accordingly, the accounts of Hunan MYT are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s consolidated financial statements.

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE agreements, it may not be able to exert effective control over Hunan MYT or 39Pu and its ability to conduct its business may be materially and adversely affected.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Consolidation of Variable Interest Entity (continued)

All of the Company’s main current operations are conducted through Hunan MYT since November 2018, and through 39Pu since October 2019. Current regulations in China permit Hunan MYT and 39Pu to pay dividends to the Company only out of their accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Hunan MYT and 39Pu to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

The following financial statement balances and amounts only reflect the financial position and financial performances of Hunan MYT and 39Pu, which were included in the consolidated financial statements as of December 31 and June 30, 2019:

	December 31, 2019	June 30, 2019
	(unaudited)
Cash	$1,008,472	$307,320
Short-term investments	1,924,458	4,078,244
Inventories	1,534,997	114,533
Loans due from a third party	2,326,583	-
Other current assets	347,954	436,766
Property and equipment, net	1,483,181	604,095
Deposits for plant, property and equipment	906,351	665,380
Right of use assets	1,189,294	-
Other noncurrent assets	218,562	278,786
Total Assets	$10,939,852	$6,485,124

Due to MYT*	$7,377,548	$6,943,194
Other current liabilities	352,253	262,034
Lease liabilities	1,173,326	-
Total Liabilities	$8,901,127	$7,205,228

* Payable due to MYT is eliminated upon consolidation.

	For the Six Months Ended December 31,
	2019	2018
	(unaudited)	(unaudited)
Revenue	$418,219	$51,189
Net loss from continuing operations	$(847,182)	$(152,215)

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services.

For the six months ended December 31, 2019, the Company has two operating business lines, including retail business by provision of high-quality tea beverages in its tea shop chain business conducted by Hunan MYT and dark tea distribution business by 39Pu. Based on management’s assessment, the Company has determined that the two operating business lines are two operating segments as defined by ASC 280.

For the six months ended December 31, 2018, as a result of change in our organizational structure associated with the manufacturing and sales of organic compounds segment as a discontinued operation, the management has determined that the Company operated in one operating segment with one reporting segment which is the retail business by provision of high-quality tea beverages in its tea shop chain business conducted by Hunan MYT.

(d)	Trade receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company considered the amounts of receivables in dispute and believes an allowance for these receivables were not necessary as at December 31, 2019 and June 30, 2019.

(e)	Inventories

Inventories, consisting of products available for sale, are stated at the lower of cost and market. Cost of inventories is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventories to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Company takes ownership, risks and rewards of the products purchased. Write downs are recorded in cost of revenues in the consolidated statements of income and comprehensive income.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f)	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) beginning on July 1, 2018 using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

During the six months ended December 31, 2019 and 2018, the Company generated revenues primarily from sales of tea products, beverages and light meals in its tea shop chains by Hunan MYT, and from sales of dark team products by 39Pu.

Sales of tea products, beverages and light meals in retail shop chains by Hunan MYT

Customers place order and pay for tea products, beverage drinks and light meals in the Company’s tea shop chains. Revenues are recognized at the point of delivery to customers. Customers that purchase prepaid cards are issued additional points for free at the time of purchase. Cash received from the sales of prepaid vouchers are recognized as unearned income. Consideration collected for prepaid cards is equally allocated to each point as an element, including the points issued for free, to determine the transaction price for each point. The allocated transaction price are recognized as revenues upon the redemption of the points for purchases.

Sales of dark tea products by 39Pu - The Company identifies a single performance obligation from contracts. The Company recognizes revenues on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide the specified goods, subject to inventory risks and has the discretion in establishing prices. The transaction fees are fixed. Payments received in advance from customers are recorded as “advance from customers” in the consolidated balance sheets. Advance from customers is recognized as revenue when the Company delivers the courses to its customers. Such advance payment received are non-refundable. In cases where fees are collected after the sales, revenue and accounts receivable are recognized upon delivery of products to the Company.

Disaggregation of revenue - The Company disaggregates its revenue from contracts by segments, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended December 31, 2019 and 2018 is as follows:

	For the Six Months Ended December 31,
	2019	2018
	(unaudited)	(unaudited)
Sales by Hunan MYT	$348,816	$51,189
Sales by 39Pu	69,403	-
	$418,219	$51,189

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Leases

The Company adopted ASU 2016-02, Leases (Topic 842), on July 1, 2019, using a modified retrospective approach reflecting the application of the standard to leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements.

The Company leases its offices which are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of December 31, 2019.

(h)	Business combination

The Company accounted for its business combination using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity or business as a result of the Company’s acquisitions of interests in its subsidiary. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

For the six months ended December 31, 2019 and 2018, the Company did not provide impairment charge against goodwill.

(j)	Non-controlling interest

Non-controlling interests represent the equity interests in the subsidiaries that are not attributable, either directly or indirectly, to the Company.

(k)	Recently announced accounting standards

In April 2019, the FASB issued ASU 2019-04 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” Apart from the amendments to ASU 2016-13 as mentioned below, the ASU also included subsequent amendments to ASU 2016-01, which we adopted in January 1, 2018. The guidance in relation to the amendments to ASU 2016-01 is effective for us for the year ending December 31, 2020 and interim reporting periods during the year ending December 31, 2020. Early adoption is permitted. The Company does not expect that the adoption of this ASU will have a material impact on its financial statements.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Recently announced accounting standards (continued)

In October 2018, the FASB issued ASU2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 expands the accounting alternative that allows private companies the election not to apply the variable interest entity guidance to qualifying common control leasing arrangements. ASU 2018-17 broadens the scope of the private company alternative to include all common control arrangements that meet specific criteria (not just leasing arrangements). ASU 2018-17 also eliminates the requirement that entities consider indirect interests held through related parties under common control in their entirety when assessing whether a decision-making fee is a variable interest. Instead, the reporting entity will consider such indirect interests on a proportionate basis. The amendments are effective for public business entities for fiscal years ending after December 15, 2019. Early adoption is permitted. The Company is currently assessing the timing and impact of adoption of this ASU to its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” to improve the effectiveness of disclosures in the notes to financial statements related to recurring or nonrecurring fair value measurements by removing amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, policies for timing of transfers between different levels for fair value measurements, and the valuation processes for Level 3 fair value measurements. The new standard requires disclosure of the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect that the adoption of this ASU will have a material impact on its financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted,

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. Its mandatory effective dates are as follows: 1. Public business entities that meet the definition of an SEC filer for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; 2. All other public business entities for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years; and 3. All other entities (private companies, not-for-profit organizations, and employee benefit plans) for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. On November 15, 2019, FASB issued ASU 2019-10 which provides a framework to stagger effective dates for future major accounting standards (including ASC 326 Financial instrument-credit losses) and amends the effective dates to give implementation relief to certain type of entities: 1. Public business entities that meet the definition of an SEC filer, excluding entities eligible to be Smaller Reporting Companies, or SRC, as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years; and 2. All other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The Company will adopt ASU 2016-13 and its related amendments effective January 1, 2023, and the Company is in the process of evaluating the potential effect on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated financial position, statements of operations and cash flows.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3.	RISKS

(a)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2019, approximately $793,000 was deposited with a bank in the United States which was insured by the government up to $250,000, and approximately $1,000,000 was primarily deposited in financial institutions located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation, and the extraction of mining resources, among other factors.

(b)	VIE risk

It is possible that the Hunan MYT VIE Agreements and 39Pu VIE Agreements would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company were unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIE. Consequently, the VIE’s results of operations, assets and liabilities would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements among Shanghai MYT, Hunan MYT and the Hunan MYT Shareholders, and among Shanghai MYT, 39Pu and the three shareholders of 39Pu are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses rely on the operations and businesses of Hunan MYT and 39Pu, the VIEs of the Company, each of which holds certain recognized revenue-producing assets including tea beverage related raw materials, lease arrangements, and dark tea products. The VIEs also have an assembled workforce, focused primarily on promotion and marketing, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIEs.

(c)	Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID-19 outbreak and spread, which could significantly disrupt the Company’s operations.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4.	DISPOSAL OF ELITE

On February 9, 2019, the Company, Elite and HG Capital Group Limited entered into certain Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to purchase Elite in exchange for a cash purchase price of $1,750,000 (the “Consideration”). The transaction contemplated by the Purchase Agreement is hereby referred as the Disposal.

On March 29, 2019, management was authorized to approve and commit to a plan to sell Elite. On April 13, 2019, the parties completed all the share transfer registration procedure as required by the laws of British Virgin Islands and all the other closing conditions have been satisfied, as a result, the Disposal contemplated by the Purchase Agreement is completed. Upon completion of the Disposal, the Purchaser became the sole shareholder of Elite and as a result, assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Elite. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the microcredit business or the employees of Elite and its subsidiaries and VIEs, nor to the Purchaser.

Therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net (loss) income separate from the net loss of continuing operations in accordance with ASC 205-20-45.

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

5.	ACQUISITION OF 39PU

On October 2, 2019, the Company completed the acquisition of 51% equity interest in 39Pu, which is engaged in the distribution of dark tea and based in Hunan Province, China. Under the terms of the purchase agreement, the consideration was comprised of cash consideration of $2.4 million and share consideration of 10,000,000 Ordinary Shares, at a per share price of $0.34. In addition, a contingent cash consideration of $0.6 million and a share consideration of $1.2 million will be delivered to the three shareholders according to the earn-out payment based on the financial performance of 39 Pu in its next fiscal years. On October 17 and 28, 2019, the Company paid the share consideration of 10,000,000 Ordinary Shares and the cash consideration of $2.4 million, respectively. Upon the close of the acquisition and as of December 31, 2019, the Company has not paid the contingent consideration due to 39Pu’s financial performance for the three months ended December 31, 2019 not reaching the earn-out payment condition.   In addition, due to the effects of COVID-19, the financial performance of 39Pu for the year ending June 30, 2020 is not expected to meet the earn-out payment condition.

The acquisition had been accounted for as a business combination and the results of operations of 39Pu have been included in the Company’s consolidated financial statements from the acquisition date. The Company made estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent preliminary valuation report and management’s experiences with similar assets and liabilities. The following table summarizes the estimated fair values for major classes of assets acquired and liabilities assumed at the date of acquisition, using the exchange rate of 7.1489 on that day.

Fair value
Net tangible assets	$3,509,468
Goodwill	7,863,081
Foreign exchange adjustments	102,867
Less: Noncontrolling interests	(5,675,416)
Total purchase consideration	$5,800,000

6.	SHORT-TERM INVESTMENTS

As of December 31, 2019, the balance of short-term investment was comprised of investments in financial product from banks, with variable return rate and was due in one year. The Company classified the financial assets as held-to-maturity financial asset and recorded the assets at amortized cost, which approximates fair value. The fair value is referred to the value of the short-term investments on the bank statements as of each reporting date. As of December 31, 2019 and June 30, 2019, the Company did not provide OTTI on short-term investments.

7.	INVENTORIES

Inventories consisted of the following:

	December 31, 2019	June 30, 2019

Merchant products	$1,055,044	$-
Raw materials	47,566	90,604
Packaging and other supplies	391,490	11,320
Other products	40,897	12,609
	1,534,997	114,533
Less: inventory write-down	-	-
Total inventories	$1,534,997	$114,533

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.	LOANS DUE FROM A THIRD PARTY

The Company purchased short-term investments of $1,148,930 in April 2019, and acquired short-term investments of $1,177,653 from the acquisition of 39Pu, both of which were investments in Sichuan Senmiao Ronglian Technology Co, Ltd. (“Senmiao Ronglian”) which was a variable interest entity of Senmiao Technology Ltd, a US listed company, and operated peer-to-peer marketplace. In October 2019, Senmiao Ronglian disposed of the peer-to-peer marketplace, and the Company’s short-term investments became a loan due from Sichuan Ronglian as of December 31, 2019.

According to the loan agreement between the Company and Sichuan Ronglian, the loans will be paid in 12 months before December 9, 2020, with a per annum interest rate of 7%.

9.	INVESTMENT IN AN EQUITY INVESTEE

As of December 31, 2019, the Company had an investment of $105,000 in one equity investee. The Company owned 70% equity interests in the equity investee, and an unrelated third party owned 30% equity interest. The investment was for the purpose of expansion its tea shop chain to overseas market.

Pursuant to the articles of association the equity investee, the operating and financing activities shall be unanimously approved by the Company and the third party, thus the Company does not control the investee but exercised significant influence over the equity investee. In accordance with ASC 323 “Investments — Equity Method and Joint Ventures,”, the Company accounted for the investments using equity method.

The equity investee was newly set up and has not commenced operations as of December 31, 2019. As of December 31, 2019, the equity investee had cash injected from its shareholders and common stocks on their balance sheets, and had no revenues or significant net loss for the period from its inception to December 31, 2019.

10.	PROPERTY AND EQUIPMENT, NET

The property and equipment consisted of the following:

	December 31, 2019	June 30, 2019

Building	$802,194	$-
Office equipment	675,301	433,878
Machinery and electronic equipment	13,243	13,167
Vehicles	25,570	8,739
Leasehold improvements	665,578	173,165
Less: accumulated depreciation	(698,705)	(24,854)
	$1,483,181	$604,095

For the six months ended December 31, 2019 and 2018, the depreciation expenses were $68,941 and nil, respectively.

For the six months ended December 31, 2019, the Company disposed of office equipment with original cost of $3,047 and accumulated depreciation of $1,282. The Company incurred a net loss of $1,025 from the disposal of office equipment.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

11.	EQUITY

Ordinary Shares

The Company is authorized to issue up to 100,000,000 Ordinary Shares.

On October 17, 2019, the Company issued 10,000,000 Ordinary Shares, no par value, to three shareholders of 39Pu, who collectively owned 51% equity interest in 39Pu and entered into 39Pu VIE Agreements with the Company. As of December 31, 2019 and June 30, 2019, the Company had 36,180,314 Ordinary Shares and 26,180,314 Ordinary Shares issued and outstanding, respectively.

Warrants

A summary of warrants activity for the six months ended December 31, 2019 and 2018 was as follows:

	Number of shares	Weighted average life	Expiration dates

Balance of warrants outstanding as of July 1, 2018	359,727	4.39 years	November 20, 2022

Balance of warrants outstanding as of December 31, 2018	359,727	3.39 years	November 20, 2022

Balance of warrants outstanding as of July 1, 2019	2,396,747	4.68 years	*

Balance of warrants outstanding as of December 31, 2019	2,396,747	4.18 years	*

*	Among the 2,396,747 shares of warrants, 359,727 shares will expire on November 20, 2020, 2,037,020 shares will be expire on May 23, 2024.

Private placement warrants

On November 21, 2017, the company issued 359,727 warrants to the shareholder in connection with a private placement offering of 1,798,635 Ordinary Shares. The warrant has an exercise price of $1.31 per share and is exercisable for five years from the date of issuance.

As at December 31, 2019 and June 30, 2019, there were 359,727 warrants outstanding. The fair value of the warrants is $215,476 and $204,325, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

Registered direct offering warrants and placement agent warrants

On May 24, 2019, the Company issued warrants to investors in connection with a registered direct offering to purchase a total of 1,809,420 Ordinary Shares with a warrant term of five (5) years. On the same date, the Company issued warrants to the Placement Agent in connection with a registered direct offering to purchase a total of 227,600 Ordinary Shares with a warrant term of five (5) years. Both warrants have an exercise price of $1.86 per share.

The warrants have customary anti-dilution protections including a “full ratchet” anti-dilution adjustment provision which are triggered in the event the Company sells or grants any additional ordinary shares, options, warrants or other securities that are convertible into ordinary shares at a price lower than $1.86 per share. As such, the warrants were classified as a liability, which requires the warrant to be re-measured to their fair value for each reporting period.

As of December 31, 2019 and June 30, 2019, the Company estimated fair value of the registered direct offering warrants at $1,067,558 and $1,961,411, respectively, using the Black-Scholes valuation model, which took into consideration the underlying price of ordinary shares, a risk-free interest rate, expected term and expected volatility. As a result, the valuation of the warrant was categorized as Level 3 in accordance with ASC 820, “Fair Value Measurement”.

As of December 31, 2019 and June 30, 2019, the Company estimated fair value of the Placement Agent Warrants at $134,284 and $246,718, respectively, using the Black-Scholes valuation model. The assumptions used to estimate the fair value of the warrants were the same as those used for registered direct offering warrants.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

12.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the six months ended December 31, 2019 and 2018, respectively:

	For the Six Months Ended December 31,
	2019	2018

Net loss	$(1,340,761)	$(8,772,832)
Net loss from continuing operations	(1,340,761)	(288,315)
Net loss from discontinued operations	-	(8,484,517)

Weighted Average Shares Outstanding-Basic and Diluted	31,289,010	13,324,716

Loss per share- basic and diluted	$(0.04)	$(0.66)
Net loss income per share from continuing operations – basic and diluted	$(0.04)	$(0.02)
Net loss per share from discontinued operations – basic and diluted	$-	$(0.64)

Basic income per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted income per share is the same as basic loss per share due to the lack of dilutive items in the Company for the six months ended December 31, 2019 and 2018. The number of warrants is excluded from the computation as the anti-dilutive effect.

13.	INCOME TAXES

British Virgin Islands

Under the current tax laws of BVI, the Company’s subsidiary incorporated in the BVI is not subject to tax on income or capital gains.

The United States of America

Delta Technology Holdings USA Inc is incorporated in the State of Delaware in the U.S., and is subject to U.S. federal corporate income taxes.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law, which has made significant changes to the Internal Revenue Code. Those changes include, but are not limited to, a U.S. corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the deemed repatriation of cumulative foreign earnings as of December 31, 2017. Accordingly, the Company reevaluated its deferred tax assets on net operating loss carryforward in the U.S and concluded there was no effect on the Company’s income tax expenses as the Company has no deferred tax assets generated since inception.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

13.	INCOME TAXES (CONTINUED)

Hong Kong

NTH HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, NTH HK is exempted from income tax on its foreign-derived income and there are no withholding taxed in Hong Kong on remittance of dividends.

PRC

Effective January 1, 2008, the New Taxation Law of PRC stipulates that domestic enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate of 25%. Under the PRC tax law, companies are required to make quarterly estimate payments based on 25% tax rate; companies that received preferential tax rates are also required to use a 25% tax rate for their installment tax payments. The overpayment, however, will not be refunded and can only be used to offset future tax liabilities.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended December 31, 2019 and 2018, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets. As of December 31, 2019 and June 30, 2019, the Company had net operating loss of $1,925,278 and $$1,437,105, respectively, and maintains a full valuation allowance on its net deferred tax assets.

The Company did not have any current and deferred tax expenses for the six months ended December 31, 2019 and 2018.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of December 31, 2019 and June 30, 2019, and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

14.	RELATED PARTY TRANSACTIONS AND BALANCES

As of December 31, 2019, the Company had a balance of $6,033 due from a related party which was indirectly controlled Mr. Guo’an Hu, one of the shareholders of 39Pu, generated from sales of dark tea products prior to acquisition of 39Pu by the Company. As of June 30, 2019, the Company had no balances due from or due to related parties.

During the six months ended December 31, 2019 and 2018, the Company did not incur significant related party transactions.

15.	COMMITMENTS AND CONTINGENCIES

1)	Contingent consideration in acquisition of 39Pu

In connection with acquisition of 39Pu (Note 5), a contingent cash consideration of $0.6 million and a share consideration of $1.2 million will be delivered to the three shareholders according to the earn-out payment based on the financial performance of 39 Pu in its next fiscal years. Due to the effects of COVID-19, the financial performance of 39Pu is not expected to meet the earn-out payment conditions and the Company does not expect incurring the contingent considerations.

2)	Lease Commitments

As of December 31, 2019, the Company leases offices space under certain non-cancelable operating leases, with terms ranging between one and ten years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets.

December 31, 2019

Rights of use lease assets	$1,189,294

Operating lease liabilities, current	391,665
Operating lease liabilities, noncurrent	781,661
Total operating lease liabilities	$1,173,326

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2019

December 31, 2019
Remaining lease term and discount rate
Weighted average remaining lease term (years)	3.51
Weighted average discount rate	4.75%

During the years ended December 31, 2019 and 2018, the Company incurred total operating lease expenses of $202,970 and $30,613, respectively.

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

15.	COMMITMENTS AND CONTINGENCIES (CONTINUED)

2)	Lease Commitments (continued)

The following is a schedule, by years, of maturities of lease liabilities as of December 31, 2019:

2020	$401,744
2021	366,029
2022	235,033
2023	207,677
2024 and thereafter	60,013
Total lease payments	1,270,496
Less: imputed interest	(97,170)
Present value of lease liabilities	$1,173,326

16.	SEGMENT REPORTING

The Company presents segment information after elimination of inter-company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information. As of December 31, 2019, the Company had two segments, which is retail business by provision of high-quality tea beverages in its tea shop chain (“tea shop chain”) conducted by Hunan MYT and distribution of dark tea products conducted by 39Pu. As of June 30, 2019, the Company had one segment.

The following tables present the summary of each segment’s revenue, loss from operations, loss before income taxes and net loss which is considered as a segment operating performance measure, for the six months ended December 31, 2019 and 2018:

	For the Six Months Ended December 31, 2019
	Tea shop	Distribution of Dark tea
	chains	products	Unallocated	Total

Revenues	$348,816	$69,403	$-	$418,219
Loss from operations	$(884,478)	$(85,628)	$(508,911)	$(1,479,017)
Net loss	$(836,986)	$(10,194)	$(493,581)	$(1,340,761)

	For the Six Months Ended December 31, 2018
	Tea shop	Distribution of Dark tea
	chains	products	Unallocated	Total

Revenues	$51,189	$-	$-	$51,189
Loss from operations	$(288,315)	$-	$-	$(288,315)
Net loss	$(8,772,832)	$-	$-	$(8,772,832)

URBAN TEA, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

16.	SEGMENT REPORTING (CONTINUED)

Details of the Company’s revenue by segment are set out in Note 2(f).

As of December 31, 2019, the Company’s total assets were $7,069,353 for its tea shop chains, $3,870,499 for its distribution of dark tea business, and $8,970,719 unallocated.

As substantially all of the Company’s long-lived assets are located in the PRC and substantially all of the Company’s revenue is derived from within the PRC, no geographical information is presented.

17.	SUBSEQUENT EVENT

(1)	The impact of Coronavirus (COVID-19)

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak is causing lockdowns, quarantines, travel restrictions, and closures of businesses and schools. The potential impact which may be caused by the outbreak is uncertain; however it may result in a material adverse impact on the Company’s financial position, operations and cash flows for fiscal year 2020.

Based on the Company’s operating results from January 1, 2020 through the date of this report, due to closure of our tea shop chains, the Company expects a lower amount of revenue and net income for a period from February to April 2020. However, the extent of the impact of COVID-19 on the Company’s results of operations and financial condition for fiscal year 2020 will depend on certain developments, including the duration and spread of the outbreak, impact on its customers, all of which are uncertain and cannot be predicted at this point.